File 82-2783



Formation



09045573

SUPPL

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Capital Endorses Lemhi County Commissioners Establishment of Industrial Development Corporation

Vancouver, B.C., February 27, 2009 - Formation Capital Corporation ("Formation", FCO-TSX) has been advised by its 100% owned subsidiary, Formation Capital Corporation, U.S. (the Company) that the local County Commissioners have established a public corporation known as "The Industrial Development Corporation of Lemhi County, Idaho" (the Corporation) for the purpose of supporting the development of local industrial facilities, such as the Idaho Cobalt Project (ICP), which is located in Lemhi County.

In a legal notice placed in the local newspaper yesterday, the Lemhi County Corporation announced that it was created for the purpose of "promoting higher employment, encouraging the development of new jobs, maintaining and supplementing the capital investments in industry that currently exist within the state of Idaho, encouraging future employment by ensuring future capital investment, attracting environmentally sound industry within the corporate boundaries of the Municipality and to the State of Idaho, protecting and enhancing the quality of natural resources and the environment, and promoting the production and conservation of energy."

The Corporation, whose Board of Directors is composed of three Lemhi County residents, will have the power to issue tax exempt non-recourse revenue bonds that may serve as a potential future source of financing to assist in the development of local industrial facilities.

We are very pleased to see the County Commissioners initiate the creation of a corporation that is dedicated to the development of local businesses like the ICP", commented Guy Jeske, General Manager for the ICP. "In these turbulent economic times, it's initiatives like this that can help create decent paying jobs and sustainable tax revenues for the County."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

3/12

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

END